

November 28, 2017

Michael H. Tardugno
President and Chief Executive Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, New Jersey 08648

Re: Celsion Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 22, 2017
File No. 333-221543

Dear Mr. Tardugno:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selling Stockholders, page 19

1.   We note your revised disclosure in response to our prior comment 2. It is unclear why you have excluded the 82,193 shares from Anson Investments Master Fund's beneficial ownership prior to the offering. In addition, we note that the 82,193 shares are included for resale in the column entitled "Shares Underlying Warrants Offered Hereby" which appears to be incorrect. Please advise and revise accordingly.

Michael H. Tardugno
Celsion Corporation
November 28, 2017
Page 2

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Sam Zucker - Sidley Austin LLP